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GUCCI GROUP APPOINTS NEW CHIEF EXECUTIVE OFFICER

Amsterdam, The Netherlands, April 21, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces the nomination by the Supervisory Board of Robert Polet as President and Chief Executive Officer and Chairman of the Management Board of the world's third-largest luxury group.

Mr. Polet succeeds Domenico De Sole, who is leaving the company on April 30. Mr. Polet's appointment will be confirmed at a shareholders' meeting to be scheduled in the coming weeks. Mr. Polet will also become a member of the Management Board of Pinault Printemps Redoute, Gucci's majority shareholder.

A 48-year-old Dutch national, Mr. Polet joins Gucci Group after a 26-year career at Unilever. In his latest position, Mr. Polet was President of Unilever's Worldwide Ice Cream and Frozen Foods division, a $7.8 billion business consisting of over 40 operating companies. During his more than three years at the helm of the division, profit margins increased by 70%. Prior to that position, Mr. Polet worked in a variety of executive positions within Unilever, including chairman of Unilever Malaysia, chairman of Van den Bergh's and executive vice president of Unilever's European Home and Personal Care division.

Adrian Bellamy, Chairman of the Supervisory Board of Gucci Group N.V., said: "We warmly welcome Robert Polet as our new President and Chief Executive Officer and wish him every success in his new position. He brings considerable global experience and a deep knowledge of consumer brands to his role. On behalf of my colleagues on the Supervisory Board, I would also like to express special appreciation to Domenico De Sole and Tom Ford and all our people in the Gucci Group, for their extraordinary contribution over many years."

Serge Weinberg, Chairman of the Management Board of Pinault Printemps Redoute and Chairman of the Committee designated by Gucci Group's Supervisory Board to search for the new Chief Executive, declared: "We are thrilled about Robert's appointment. His international background, his broad experience in developing brands, his entrepreneurial and managerial talents and his ability to be both a leader and team player make him an ideal choice to run Gucci Group."

"This is a new era for Gucci Group. I'd like to thank Domenico de Sole for the outstanding job he has done, together with Tom Ford, to make Gucci Group the extraordinarily successful company that it is today. Domenico has a worthy successor in Robert Polet. Working with the strong management teams and talented designers that are in place in each of Gucci Group's brands, Robert will keep on building the best luxury group in the world."

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Robert Polet declared: "I'm very honoured and excited to have been named to run Gucci Group. The different brands within Gucci Group are iconic names in the world of fashion and luxury goods. I consider it a once-in-a-lifetime opportunity to be entrusted with their development. It's a great challenge to succeed Domenico De Sole, and I'm greatly looking forward to working with the wonderfully talented people of Gucci Group to write a new chapter in its brilliant story."

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries: Paolo Piantella Manager Media Relations Gucci Group N.V. +39 02 8800 5555	For investors / analysts inquiries: Enza Dominijanni Director of Investor Relations Gucci Group N.V. +39 055 7592 2456

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Robert Polet

Robert Polet, who was appointed today as President and Chief Executive Officer and Chairman of the Management Board of Gucci Group, has devoted his entire professional career to developing global brands, working in a multicultural environment.

"What excites me is to energize people to bring brands to a new level" he says.

Born in Kuala Lumpur on July 25, 1955, Mr. Polet, a Dutch national, studied business administration at Nijenrode in the Netherlands and earned an MBA from the University of Oregon, USA.

Mr. Polet joined Unilever in 1978, and has worked there in a broad variety of marketing and senior executive positions throughout the world. He worked in Paris for two years, spent a year in Milan, and then moved to Hamburg. From 1989 to 1992, Mr. Polet was chairman of Unilever Malaysia, and he subsequently was chairman from 1992 to 1996 of the Dutch foods company Van den Bergh's.

In 1996, Mr. Polet joined Unilever HPC Europe in Brussels as Executive Vice President, Home and Personal Care, before joining the Ice Cream and Frozen Foods division end 1997. He was made President of that division in 1998, which became a worldwide business in 2000. Its annual sales are about $7.8 billion and it operates in over 40 countries.

Mr. Polet is married with two daughters. He speaks Dutch, English, German, French and Italian. His pastimes include sailing and travelling.